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EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Net loss before income taxes	$(86,881)	$(178,920)	$(211,870)	$(31,846)	$(186,540)
Fixed charges	25,553	26,537	29,166	24,047	22,653

Total earnings and fixed charges	(61,328)	(152,383)	(182,704)	(7,799)	$(163,887)

Fixed charges	25,553	26,537	29,166	24,047	22,653

Ratio of earnings to fixed charges(1)(2)	NM	NM	NM	NM	NM

(1)
The ratio of earnings to fixed charges is computed by dividing loss before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense (including interest expense from capital leases) and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases, plus amortization of debt issuance expenses. Earnings were insufficient to cover fixed charges by $86.9 million, $178.9 million, $211.9 million, $31.8 million and $186.3 million or the years ended December 31, 2007, 2008, 2009, 2010 and 2011 respectively.

(2)
NM—Not meaningful.

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  EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES